Exhibit 99.3

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited, in millions of U.S. dollars)

	June 30, 2016	December 31, 2015

ASSETS
Cash and cash equivalents (Note 4)	$225.8	$149.2
Short-term investments (Notes 5 & 8)	—	18.8
Receivables (Note 8)	56.4	65.1
Prepaid expenses and other (Note 6)	36.2	41.6
Current assets	318.4	274.7

Royalty, stream and working interests, net	3,720.0	3,257.5
Investments (Notes 5 & 8)	123.4	94.8
Deferred income tax assets	18.8	16.1
Other assets (Note 7)	29.3	31.2

Total assets	$4,209.9	$3,674.3

LIABILITIES
Accounts payable and accrued liabilities	$19.3	$18.0
Current income tax liabilities	2.9	2.8
Current liabilities	22.2	20.8

Debt (Note 13)	—	457.3
Deferred income tax liabilities	29.8	33.2
Total liabilities	52.0	511.3

SHAREHOLDERS’ EQUITY (Note 14)
Common shares	4,643.9	3,709.0
Contributed surplus	42.0	44.3
Deficit	(307.7)	(302.2)
Accumulated other comprehensive loss	(220.3)	(288.1)
Total shareholders’ equity	4,157.9	3,163.0

Total liabilities and shareholders’ equity	$4,209.9	$3,674.3

The accompanying notes are an integral part of these interim consolidated financial statements.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(unaudited, in millions of U.S. dollars, except per share amounts)

	For the three months ended June 30,		For the six months ended June 30,
	2016	2015	2016	2015

Revenue (Note 9)	$150.9	$109.4	$282.9	$218.6

Costs and expenses
Costs of sales (Note 10)	27.7	24.0	52.1	46.4
Depletion and depreciation	68.2	49.1	133.7	100.8
Impairment of royalty, stream and working interests	—	—	—	0.1
Corporate administration (Notes 11 & 14(c))	5.7	4.1	11.1	8.2
Business development	0.3	1.3	0.6	1.8
	101.9	78.5	197.5	157.3

Operating income	49.0	30.9	85.4	61.3

Foreign exchange gain (loss) and other income (expenses) (Note 5)	4.4	1.4	6.3	(1.2)
Income before finance items and income taxes	53.4	32.3	91.7	60.1

Finance items
Finance income	1.0	1.1	2.1	1.9
Finance expenses	(0.8)	(0.5)	(2.1)	(0.9)
Net income before income taxes	53.6	$32.9	91.7	61.1

Income tax expense (Note 12)	11.3	11.3	19.4	20.3

Net income	$42.3	$21.6	$72.3	$40.8

Other comprehensive income (loss):
Items that may be reclassified subsequently to profit and loss:

Unrealized gain (loss) in the market value of available-for-sale investments, net of income tax expense of $0.3, (2015 -income tax expense of $0.4), income tax expense of $0.5 (2015-income tax recovery of $0.7) (Note 5)	10.8	2.3	26.6	(4.4)
Realized change in market value of available-for-sale investments	(2.8)	(0.9)	(4.3)	(0.9)
Currency translation adjustment	(4.0)	14.7	45.5	(74.5)
Other comprehensive income (loss)	4.0	16.1	67.8	(79.8)

Total comprehensive income (loss)	$46.3	$37.7	$140.1	$(39.0)

Basic earnings per share (Note 15)	$0.24	$0.14	$0.41	$0.26
Diluted earnings per share (Note 15)	$0.24	$0.14	$0.41	$0.26

The accompanying notes are an integral part of these interim consolidated financial statements.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, in millions of U.S. dollars)

	For the six months ended June 30,
	2016	2015
Cash flows from operating activities
Net income	$72.3	$40.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	133.7	100.8
Other non-cash items	(0.8)	0.2
Gain on sale of investments (Note 5)	(4.3)	(0.9)
Non-cash costs of sales (Note 10)	3.5	3.3
Deferred income tax expense (Note 12)	2.3	6.9
Share-based payments (Note 14(c))	2.4	2.7
Unrealized foreign exchange loss	0.2	1.8
Mark-to-market on warrants (Note 5)	—	0.3
	209.3	155.9

Changes in non-cash assets and liabilities:
Decrease in receivables	8.7	20.9
Increase in prepaid expenses and other	(38.0)	(43.0)
Increase (decrease) in current liabilities	1.4	(4.3)
Net cash provided by operating activities	181.4	129.5

Cash flows from investing activities
Proceeds from sale of investments	23.6	24.7
Acquisition of investments	(1.6)	(76.3)
Proceeds from sale of gold bullion	46.1	26.9
Acquisition of royalty, stream and working interests	(555.7)	(20.7)
Purchase of oil & gas well equipment	(1.3)	(1.5)
Net cash used in investing activities	(488.9)	(46.9)

Cash flows from financing activities
Net proceeds from issuance of common shares (Note 14)	883.5	—
Repayment of Credit Facility (Note 13)	(460.0)	—
Credit facility amendment costs	—	(1.2)
Payment of dividends (Note 14(b))	(57.5)	(47.2)
Proceeds from exercise of stock options (Note 14(a))	15.6	0.5
Net cash provided by (used in) financing activities	381.6	(47.9)
Effect of exchange rate changes on cash and cash equivalents	2.5	(16.4)
Net change in cash and cash equivalents	76.6	18.3
Cash and cash equivalents at beginning of period	149.2	592.5
Cash and cash equivalents at end of period	225.8	$610.8

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees during the period	$1.8	$0.7
Income taxes paid during the period	$21.4	$20.9

The accompanying notes are an integral part of these interim consolidated financial statements.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of U.S. dollars)

			Accumulated
			other
	Share capital	Contributed	comprehensive
	(Note 14)	Surplus	income (loss)	Deficit	Total Equity
Balance at January 1, 2016	$3,709.0	$44.3	$(288.1)	$(302.2)	$3,163.0
Net income	—	—	—	72.3	72.3
Other comprehensive income	—	—	67.8	—	67.8
Total comprehensive income	—	—	—	—	140.1
Equity offering	893.9	—	—	—	893.9
Exercise of stock options	20.7	(5.1)	—	—	15.6
Share-based payments	—	2.8	—	—	2.8
Dividend reinvestment plan	20.3	—	—	—	20.3
Dividends declared	—	—	—	(77.8)	(77.8)
Balance at June 30, 2016	$4,643.9	$42.0	$(220.3)	$(307.7)	$4,157.9

Balance at January 1, 2015	$3,656.6	$45.5	$(98.8)	$(197.8)	$3,405.5
Net income	—	—	—	40.8	40.8
Other comprehensive loss	—	—	(79.8)	—	(79.8)
Total comprehensive loss	—	—	—	—	(39.0)
Exercise of stock options	1.0	(0.5)	—	—	0.5
Share-based payments	—	2.7	—	—	2.7
Dividend reinvestment plan	16.5	—	—	—	16.5
Adjustment to finance costs	0.3	—	—	—	0.3
Dividends declared	—	—	—	(63.6)	(63.6)
Balance at June 30, 2015	$3,674.4	$47.7	$(178.6)	$(220.6)	$3,322.9

The accompanying notes are an integral part of these interim consolidated financial statements.

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 and 2015

(Unaudited, expressed in millions of U.S. dollars except share and per share amounts)

Note 1 — Corporate Information

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) is incorporated under the Canada Business Corporations Act. The Company is a gold-focused royalty and stream company with additional interests in silver, platinum group metals, oil & gas and other resource assets. The majority of revenues are generated from a diversified portfolio of properties in the United States, Canada, Mexico, Peru, Chile and Africa. The portfolio includes approximately 340 assets covering properties at various stages from production to early stage exploration.

The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and the Company is domiciled in Canada. The Company’s head and registered office is located at 199 Bay Street, Suite 2000, Toronto, Ontario, Canada.

Note 2 — Significant accounting policies

a)                 Basis of presentation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 “Interim Financial Reporting”.  These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2015 and were prepared using the same accounting policies, method of computation and presentation as were applied in the annual financial statements for the year ended December 31, 2015.  These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on August 8, 2016.

The financial information included herein reflects all adjustments, consisting only of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three and six months ended June 30, 2016 are not necessarily indicative of the results to be expected for the full year. Seasonality is not considered to have a significant impact over the condensed interim consolidated financial statements. Taxes on income in the interim period have been accrued using the tax rates that would be applicable to expected total annual income.

b)                 New Accounting Standards Issued But Not Yet Effective

IAS 12, “Income taxes” (“IAS 12”) provides guidance on the recognition of deferred tax assets. In January 2016 the International Accounting Standards board issued amendments to clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. The amendments are effective for annual periods beginning on or after January 1, 2017.

The Company is currently assessing the impact of the amendment to IAS 12 on the consolidated financial statements.

Note 3 — Acquistions

a)                   Castle Mountain

On June 16, 2016, Franco-Nevada and NewCastle Gold Ltd. completed the restructuring of Franco-Nevada’s existing royalties at the Castle Mountain gold project in California, U.S. into a single 2.65% royalty covering a larger property for C$2.2 million in cash.

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 and 2015

(Unaudited, expressed in millions of U.S. dollars except share and per share amounts)

In addition the Company purchased 3,636,364 common shares of NewCastle and 1,818,182 common share purchase warrants for C$1.2 million.  Each common share purchase warrant is exercisable to acquire one common share at a price of C$0.64 for a period of five years, expiring on May 9, 2021.

b)                   Antapaccay

On February 26, 2016, the Company acquired a $500.0 million precious metals stream from Glencore plc with reference to production from the Antapaccay mine located in Peru. Under the stream agreement, gold and silver deliveries are initially referenced to copper in concentrate shipped. The Company will receive 300 ounces of gold and 4,700 ounces of silver for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold and 10.0 million ounces of silver have been delivered. Thereafter, the Company will receive 30% of the gold and silver shipped. The Company will pay an on-going price of 20% of the spot price of gold and silver until 750,000 ounces of refined gold and 12.8 million ounces of refined silver have been delivered. Thereafter, the on-going price will increase to 30% of the spot price of gold and silver.

All of the above acquisitions have been classified as asset aquisitions.

Note 4 - Cash and Cash Equivalents

As at June 30, 2016 and December 31, 2015, cash and cash equivalents were primarily held in interest-bearing deposits.

	At June 30, 2016	At December 31, 2015
Cash deposits	$194.7	$137.9
Term deposits	31.1	11.3
	$225.8	$149.2

Note 5 — Investments

	At June 30, 2016	At December 31, 2015
Short-term investments
Term deposits	$—	$18.8
Total short-term investments	$—	$18.8

Non-current investments
Equity investments	$95.4	$68.3
Warrants	0.5	0.1
Loan Receivable	27.5	26.4
Total Investments	$123.4	$94.8

Non-current investments

These investments comprise: (i) equity interests in various public and non-public entities which the Company acquired through the open market or through transactions; (ii) warrants in various publicly-listed companies; and (iii) a loan receivable from Noront acquired through the Ring of Fire transaction in 2015.  Equity investments have been designated as available-for-sale and, as a result, have been recorded at fair value. One equity investment of a non-public entity, having a carrying value of $4.0 million, has been designated as an equity investment held at cost as no reliable estimate of fair value can be determined because there is no publicly available information with which to estimate future cash flows, associated operating costs or capital expenditures and no alternative active market. Management does not intend to dispose of the investment and expects to recover the carrying value through the payment of dividends.

The loan receivable has been designated as loans and receivables under IFRS and is carried at amortized cost using the effective interest rate method.

The unrealized gains (losses) on available-for-sale investments recognized in other comprehensive income (loss) for the three months and six months ending June 30, 2016 and 2015 were as follows:

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 and 2015

(Unaudited, expressed in millions of U.S. dollars except share and per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Mark-to market gain (loss) on equity investments	$11.1	$2.7	$27.1	$(5.1)
Deferred tax recovery (expense) in other comprehensive income (loss)	(0.3)	(0.4)	(0.5)	0.7
Unrealized gain (loss) on available-for-sale securities, net of tax	10.8	2.3	26.6	(4.4)
Reclassification for realized gain recognized in net income	(2.8)	(0.9)	(4.3)	(0.9)
	$8.0	$1.4	$22.3	$(5.3)

The increase in the market value of the warrants as at June 30, 2016 compared to their values at March 31, 2016  and December 31, 2015 was a result of an acquisition of new warrants of $0.4 million (2015 $Nil).

Note 6 — Prepaid expenses and other

Prepaid expenses and other comprise the following:

	At June 30, 2016	At December 31, 2015
Gold bullion	$10.7	$21.0
Prepaid gold	7.0	7.0
Prepaid expenses	17.9	13.6
Debt issue costs	0.6	—
	$36.2	$41.6

Note 7 — Other assets

Other assets comprise the following:

	At June 30, 2016	At December 31, 2015
Prepaid gold	$10.6	$14.1
Oil & gas well equipment, net	16.0	16.4
Furniture and fixtures, net	0.7	0.7
Debt issue costs	2.0	—
	$29.3	$31.2

Note 8 - Fair value measurements

There were no transfers between the levels of the fair value hierarchy in the six months to June 30, 2016.  There were also no changes made to any of the valuation techniques applied as of December 31, 2015.  Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same — to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 and 2015

(Unaudited, expressed in millions of U.S. dollars except share and per share amounts)

commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets and Liabilities Measured at Fair Value on a Recurring Basis:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Aggregate
As at June 30, 2016	(Level 1)	(Level 2)	(Level 3)	Fair Value
Cash and cash equivalents	$225.8	$—	$—	$225.8
Receivables from provisional gold equivalent sales	—	9.3	—	9.3
Available-for-sale equity investments	91.4	—	—	91.4
Warrants	—	0.5	—	0.5
	$317.2	$9.8	$—	$327.0

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Aggregate
As at December 31, 2015	(Level 1)	(Level 2)	(Level 3)	Fair Value
Cash and cash equivalents	$149.2	$—	$—	$149.2
Short-term investments	18.8	—	—	18.8
Receivables from provisional gold equivalent sales	—	9.3	—	9.3
Available-for-sale equity investments	64.5	—	—	64.5
Warrants	—	0.1	—	0.1
	$232.5	$9.4	$—	$241.9

Fair Values of Financial Assets and Liabilities

The fair values of the Company’s remaining financial assets and liabilities which include receivables, loan receivables, accounts payable and accrued liabilities approximate their carrying values due to their short-term nature and historically negligible credit losses and/or fair value of collateral.

The Company has not offset financial assets with financial liabilities.

Assets Measured at Fair Value on a Non-Recurring Basis:

As at December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
Royalty, stream and working interests	$—	$—	$302.0	$302.0
Oil well equipment	—	—	16.3	16.3
	$—	$—	$318.3	$318.3

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 and 2015

(Unaudited, expressed in millions of U.S. dollars except share and per share amounts)

The valuation techniques that are used to measure fair value are as follows:

a)             Cash and cash equivalents

The fair values of cash and cash equivalents, including interest bearing deposits, are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets.

b)             Receivables

The fair values of receivables arising from gold and platinum group metal sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward prices from the exchange that is the principal active market for the particular metal. As such, these receivables are classified within Level 2 of the fair value hierarchy.

c)              Investments

The fair values of publicly-traded investments, including available-for-sale equity investments, are determined based on a market approach reflecting the closing prices of each particular security at the statement of financial position date. The closing prices are quoted market prices obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy. Warrants are classified as Level 2 of the fair value hierarchy.

d)             Royalty, stream, working interests and oil well equipment

The fair values of royalty, stream, working interests and oil well equipment are determined primarily using a market approach using unobservable discounted future cash-flows and cash-flow and revenue multiples. As a result, the fair values are classified within Level 3 of the fair value hierarchy.

Note 9 — Revenue

Revenue is comprised of the following:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Mineral royalties	$37.3	$33.1	$71.9	$69.2
Mineral streams	103.2	63.1	194.6	129.1
Sale of prepaid gold	2.6	2.9	5.0	4.5
Oil & gas interests	7.8	10.3	11.4	15.8
Total	$150.9	$109.4	$282.9	$218.6

Note 10 — Costs of sales

Costs of sales comprise:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Per ounce stream purchase cost	$24.5	$20.0	$46.2	$40.2
Cost of prepaid ounces	1.7	2.2	3.5	3.3
Oil & gas operating costs	0.8	1.3	1.1	1.8
Mineral production taxes	0.7	0.5	1.3	1.1
Total	$27.7	$24.0	$52.1	$46.4

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 and 2015

(Unaudited, expressed in millions of U.S. dollars except share and per share amounts)

Note 11 — Related party disclosures

Key management personnel include the Board of Directors and executive management team. Compensation for key management personnel of the Company was as follows:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Short-term benefits[1]	$0.7	$0.9	$1.4	$1.7
Share-based payments[2]	2.1	0.8	3.8	1.8
Total	$2.8	$1.7	$5.2	$3.5

1                   Includes salary, benefits and short-term accrued incentives/other bonuses earned in the period.

2                   Represents the expense of stock options, restricted share units earned and mark-to-market charges on deferred share units during the period.

Note 12 - Income taxes

	For the three months ended June 30,		For the six months ended June 30,
	2016	2015	2016	2015
Current income tax expense	$11.6	$6.1	$17.1	$13.4
Deferred income tax expense (recovery)	(0.3)	5.2	2.3	6.9
Total	$11.3	$11.3	$19.4	$20.3

Note 13 — Revolving term credit facility

The Company has a five year $1.0 billion unsecured revolving term credit facility (“Credit Facility”). During 2015, the Company amended its Credit Facility by increasing the available credit from $500.0 million to $1.0 billion and extending the term to November 12, 2020.  The funds were drawn as 30-day LIBOR loans with the associated interest rate based on 30-day LIBOR rates plus 1.20%.

On March 7, 2016 and March 21, 2016, the Company repaid $230.0 million and $230.0 million, respectively, on the credit facility (2015 - $NIL).  Since March 21, 2016, no amount remains withdrawn under the credit facility and the entire $1.0 billion facility remains available.

The unamortized debt issue costs associated with the credit facility are shown under prepaid expenses and other in the amount of $0.6 million and other assets in the amount of $2.0 million.

Note 14 - Shareholders’ equity

a)             Common shares

The Company’s authorized capital stock includes an unlimited number of common shares (issued 178,099,774 common shares) having no par value and preferred shares issuable in series (issued nil).

On February 19, 2016, the Company completed a bought deal financing with a syndicate of underwriters for 19.2 million common shares at $47.85 per common share. The net proceeds to the Company were $883.5 million after deducting share issue costs and expenses of $36.6 million.  The Company recorded a deferred tax asset of $10.4 million relating to the share issue costs.

During the three and six months ended June 30, 2016, the Company issued 205,892 common shares (2015 – 5,000 common shares) and 517,934 common shares (2015 –29,840 common shares), respectively, upon the exercise of warrants and stock options and the vesting of restricted share units for proceeds of $5.4 million (2015 - $0.2 million) and $15.6 million (2015 - $0.5 million), respectively. In addition, 133,416 common shares (2015 – 190,952) and 299,491 common shares (2015 – 335,893) were issued pursuant to the terms of the Company’s Dividend Reinvestment Plan (“DRIP”) for the three and six months ended June 30, 2016.

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 and 2015

(Unaudited, expressed in millions of U.S. dollars except share and per share amounts)

b)             Dividends

The Company declared dividends in the amount of $39.3 million (2015 - $32.5 million), or $0.22 per share (2015 - $0.21 per share) and $77.8 million (2015 - $63.6 million), or $0.43 per share (2015 - $0.41 per share), in the three and six months ended June 30, 3016, respectively. The Company paid cash dividends in the amount of $29.2 million (2015 - $23.3 million) and $57.5 million (2015 - $47.2 million) and issued common shares pursuant it its DRIP valued at $10.1 million (2015 - $9.3 million) and $20.3 million (2015 - $16.5 million), in the three and six months ended June 30, 2016, respectively.

c)              Stock-based payments

During the three and six months ended June 30, 2016, an expense of $1.1 million (2015 - $1.3 million) and $2.4 million (2015 - $2.7 million) related to stock options and restricted share units has been included in corporate administration on the consolidated statements of income. The Company capitalitalized $0.2 million (2015 -$NIL) and $0.4 million (2015- $NIL) to royalty, stream, and working interest, net,  in the three and six months ending June 30, 2016, respectively.

Note 15 — Earnings per share (“EPS”)

	For the three months ended June 30, 2016
	Earnings (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS	$42.3	177.8	$0.24
Effect of dilutive securities	—	1.5	—
Diluted EPS	$42.3	179.3	$0.24

	For the three months ended June 30, 2015
Basic EPS	$21.6	156.7	$0.14
Effect of dilutive securities	—	1.1	—
Diluted EPS	$21.6	157.8	$0.14

	For the six months ended June 30, 2016
	Earnings (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS	$72.3	175.2	$0.41
Effect of dilutive securities	—	1.1	—
Diluted EPS	$72.3	176.3	$0.41

	For the six months ended June 30, 2015
	Earnings (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS	$40.8	156.7	$0.26
Effect of dilutive securities	—	1.1	—
Diluted EPS	$40.8	157.8	$0.26

As at June 30, 2016, no stock options (2015 -NIL) and no warrants (2015 - 6,510,769) were excluded in the computation of diluted EPS.  Restricted share units totaling 93,955  (2015 – 85,147) were excluded from the computation of diluted EPS for the three and six months ended June 30, 2016 due to the performance criteria for the vesting of the RSUs having not been measurable prior to June 30, 2016.